ITEM 77M: Mergers

                 Morgan Stanley Dean Witter
             U.S. Government Money Market Trust

            On August 19, 1998 a Special Meeting of Shareholders of the U.S. Government Money Market Series ("U.S. Government Money Market"), one of eleven portfolios of Dean Witter Retirement Series ("Retirement Series"), was held to consider and vote upon an Agreement and Plan of Reorganization (the "Agreement and Plan") between Retirement Series, on behalf of U.S. Government Money Market, and Morgan Stanley Dean Witter U.S. Government Money Market Trust ("the Acquiring Fund"), pursuant to which substantially all of the assets of U.S. Government Money Market would be combined with those of the Acquiring Fund and shareholders of U.S. Government Money Market would become shareholders of the Acquiring Fund receiving shares of the Acquiring Fund with a value equal to the value of their holdings in U.S. Government Money Market (the "Reorganization").

            On April 30, 1998, the Board of Trustees unanimously approved the Reorganization Agreement, and on August 19, 1998, the Agreement and Plan was approved by the affirmative vote of a majority of the shares of U.S. Government Money Market represented in person or by proxy and entitled to vote at the meeting.

           On September 11, 1998, the Reorganization Plan between U.S. Government Money Market and the Acquiring Fund was completed according to the terms set forth above and in the Agreement and Plan. On
November 25, 1998, Retirement Series filed an application with the Commission on Form N8-F for an Order declaring that Retirement Series has ceased to be an investment company, which application was amended on March 5, 1999. On April 21, 1999, the SEC issued an order pursuant to Section 8F of the Investment Company Act of 1940 declaring that Retirement Series ceased to be an investment company.